ForeverGreen [logo] 972 North 1430 West T. 801-655-5500 Orem, Utah 84057 F. 801-655-5505 www.forevergreen.org

December 10, 2015

H. Roger Schwall

Assistant Director, Office of Natural Resources

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4628

100 F Street, N.E.

Washington, D.C.  20549

RE:

ForeverGreen Worldwide Corporation

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 24, 2015

File No. 000-26973

Dear Mr. Schwall,

This letter is in response to your comment letter dated November 30, 2015 regarding the above identified Form 10-K of ForeverGreen Worldwide Corporation (the “Company”).  The Company is filing this response letter via EDGAR.  We have restated your comments and each is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2014

Management's Discussion and Analysis

Results of Operations, page 18

1.

We note you report $58.3 million net revenues for fiscal year 2014, a 229 percent increase from net revenues for fiscal year 2013.  You state that your source of revenues is from the sales of various foods, other natural products, member sign up fees, kits, freight and handling to deliver products to the members and customers, and that the increase in revenues is directly related to the increased number of members and their business.  Given the significant year to year increase in your net revenues, please expand your disclosure to quantify and discuss in more details each significant component of revenues that contributed to the increase, considering types of products, changes in product mix, prices, volumes, and any other event, transaction or change materially affecting your revenues that should be described in order to better understand your results of operations.  Refer to Regulation S-K Item 303(a)(3) for more guidance.

Response:  The significant increase in revenues is primarily due to our FGXpress products which began to be released for purchase at the end of 2012.  This product offering is unique to our business as it could be delivered through the US Postal Service via First Class mail, giving the Company a more global sales opportunity than previous products.  See our expanded disclosures in the third paragraph of “Results of Operations” on page 5.

2.

We note that you attribute your increase in revenues to the increased number of members; while you also indicate both that your revenues depend directly upon your members (see e.g., page 8) and that you cannot assure the number, growth, or productivity of your members (see e.g., page 9).  Item 303(a)(3)(i) of Regulation S-K requires a discussion of those significant components of revenues necessary to understand the results of operations.  Therefore, please revise your discussion of revenues to disclose how many members you have for each period presented.  If you do not believe such disclosure is necessary to understanding your operations, please explain the reasons for your belief.

Response: In 2013 we had 36,216 active Members.  In 2014 that number jumped dramatically to 139,077 active Members, which is a 284% increase.  This increase very closely reflects the revenue growth of 229%.  See our expanded disclosures in the third paragraph of “Results of Operations” on page 5.

3.

You disclose that during 2014, you made an effort to attract significant direct marketing leaders, the costs of which are recorded under selling and marketing expenses, and that this strategy has been "hugely successful" as evidenced by your increase in revenues.  Please clarify what is a "direct marketing leader."  Please also explain the costs associated with attracting direct marketing leaders, and how these direct marketing leaders led to an increase in your revenues for 2014.  For instance, you earlier disclose that the increase in revenues in 2014 was directly related to the increased number of members and their business.  Accordingly, please explain how attracting direct marketing leaders led to an increase in the number of your members.

Response: A direct marketing leader is simply an independent contractor, which we title “Members”, who normally earns a monthly sales commission.  These leaders are experienced in training others how to build a successful and profitable direct selling business.  See our expanded disclosures in the second full paragraph on page 6.

Financial Statements

Note 1 - Organization and Summary of Significant Accounting Policies, page 28

4.

We note you disclose on pages four through eight that you have three key pillars of business with separate but complementary focus areas: FGXpress, The Farmer's Market, and the U of YOU personal development trainings, and you identify both services and a range of products associated with these businesses.  However, we also note that you have not provided operating segment disclosures pursuant to FASB ASC paragraphs 280-10-50-10, including the disclosures outlined in paragraphs 280-10-50-20 to 50-26, nor disclosure of revenues for each product and service or each group of similar products and services pursuant to FASB ASC 280-10-50-40.  Please submit the revisions that you propose to comply with these requirements or explain how you have followed this guidance or why you believe it does not apply to you.

Response: The three key pillars are considered by management to be product/service categories.  The Company’s chief operating decision maker (CODM) does not evaluate operating results at the product/service category level.  Discrete financial information is not available, and thus, not regularly reviewed by the CODM.

Further, the overall management structure (i.e. the organizational chart), the basis on which budgets and forecasts are prepared and how performance objectives are evaluated, including how executive compensation is determined (e.g., performance criteria underlying compensation plans) is not based on product/service categories.

Based on the above facts and circumstances, we conclude the Company does not have operating segments that require disclosures pursuant to ASC 280-10-50-1.

Controls and Procedures, page 40

5.

We note your disclosure stating that your disclosure controls and procedures (DCP) were effective, and that your internal control over financial reporting (ICFR) was not effective.  Please expand your disclosure to specify the remaining material weaknesses that led to your ineffective ICFR conclusion, and the remediation steps you have taken or plan to take, including timing, to address the remaining material weaknesses.  Additionally, please note that DCP include components of ICFR that provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP.  To the extent ICFR impacts public disclosure, DCP are inclusive of such controls, as DCP apply to all material information to be included in a report, within and outside the financial statements.  Given the foregoing, please clarify how you determined the material weaknesses in ICFR did not preclude an effective DCP conclusion.

Response:  We have revised the disclosures in the “Management’s Annual Report on Internal Control over Financial Reporting” in Item 9A. Controls and Procedures to clarify that we identified areas of ineffectiveness in our ICFR in the first quarter of the fiscal year 2013 and that we corrected those areas of ineffectiveness and that our ICFR was effective for the year ended December 31, 2014.  See the last paragraph of “Management’s Annual Report on Internal Control over Financial Reporting” on page 9.

*  *  *  *  *

In connection with our response to your comments, the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that this response to your comment letter adequately addresses your concerns.  If you have further questions or comments please contact the Company’s counsel, Cindy Shy, at (801) 323-2395 or at cshypc@hotmail.com.

Sincerely,

/s/ Jack B. Eldridge Jr.

Jack B. Eldridge Jr.

Chief Financial Officer